UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): September 15, 2004

THE CLOROX COMPANY

(Exact name of registrant as specified in its charter)

Delaware

(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On September 15, 2004, the board of directors of The Clorox Company (the "Company") amended The Clorox Company 1993 Directors' Stock Option Plan (the "Directors' Plan") and The Clorox Company 1996 Stock Incentive Plan (the "1996 Plan").

The amendment to the Directors' Plan eliminated annual grants of 3000 stock options to the directors. This action was taken in conjunction with a decision to include in the Company's 2004 proxy statement a proposal to amend The Clorox Company Independent Directors' Stock-Based Compensation Plan to increase the annual deferred stock unit grant to directors under that plan from $10,000 in value to $35,000 in value in calendar year 2004 and $75,000 per calendar year thereafter.

The amendments to the 1996 Plan limit accelerated vesting of stock options and other awards that employees hold under the 1996 Plan at the time of a Change of Control or Corporate Transaction as those events are defined in the 1996 Plan (an "Event"). Before the amendments, the 1996 Plan provided that all awards granted under the 1996 Plan would vest immediately upon the occurrence of either Event. The change provides that awards, other than awards of performance shares or units, made on or after September 15, 2004, will vest on their normal schedule unless, within two years after the Event, the employee is terminated without cause or the employee resigns for Good Reason. In either case, awards will vest in full immediately upon termination. Good Reason is defined as action (i) by the Company that results in a reduction in the employee's compensation or benefits, except a reduction generally applicable to similarly situated employees, a relocation of more than 50 miles in the site of the employee's employment or a significant diminution in the employee's position, authority, duties or responsibilities or (ii) as defined in an applicable Change of Control Employment Agreement. Awards in the form of performance shares or performance units granted on or after September 15, 2004 will vest in proportion to the amount of time elapsed in the shortest vesting period provided for in the award and will vest at the level of performance attained immediately prior to the Event.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: September 21, 2004   By: /s/ PAMELA FLETCHER
                                                  Pamela Fletcher
                                                  Vice President – Secretary